SYNCHRONY FINANCIAL

777 Long Ridge Road

Stamford, Connecticut 06902

VIA EDGAR

November 6, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Ms. Era Anagnosti

Re:	Synchrony Financial

Registration Statement on Form S-4 (File No. 333-207479)

Dear Ms. Era Anagnosti:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Synchrony Financial (the “Registrant”) hereby respectfully requests that the effectiveness of the Registrant’s Registration Statement on Form S-4 (File No. 333-207479) filed on October 19, 2015 (as amended by Amendment No. 1 filed on November 3, 2015, the “Registration Statement”), be accelerated by the Securities and Exchange Commission (the “Commission”) so that it may become effective at 12:00 p.m., Eastern time, on Monday, November 9, 2015, or as soon as reasonably practicable thereafter.

The Registrant hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please call Jaclyn Cohen (212-310-8891) to confirm the effectiveness of the Registration Statement.

Very truly yours,

SYNCHRONY FINANCIAL

By:	/s/ Jonathan S. Mothner
Name:	Jonathan S. Mothner
Title:	Executive Vice President, General Counsel and Secretary

cc:	Jaclyn L. Cohen

Partner

Weil, Gotshal & Manges LLP

Howard Chatzinoff

Partner

Weil, Gotshal & Manges LLP

Jonas Svedlund

Executive Counsel – Mergers & Acquisitions

General Electric Company

Antje Wilmer

Executive Counsel – Mergers & Acquisitions

General Electric Company

Stuart Stock

Partner

Covington & Burlington LLP

David B.H. Martin

Senior Counsel

Covington & Burlington LLP

Alexandra Ledbetter

Attorney-Advisor

United States Securities and Exchange Commission